Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

SUPPLEMENT NO. 11 DATED JUNE 13, 2005

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 7 (which was cumulative and replaced all prior Supplements), Supplements No. 8, 9, and 10, and this Supplement No. 11.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 4
Summary of Contracts	S – 5
Our Properties	S – 6
Certain Legislative Developments	S - 7
Experts	S – 8
Index to Financial Statements	F – 1

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Marriott,” “Courtyard by Marriott,” “Residence Inn,” “Fairfield Inn” and “SpringHill Suites” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” means Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Six, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Hilton Garden Inn” and “Homewood Suites” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” means Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Six, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of May 25, 2005, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	48,582,614	534,408,759	480,967,894

Total	53,344,519	$584,408,759	$525,967,894

RECENT DEVELOPMENTS

On May 24, 2005, we closed on the purchase of two additional hotels, which are located in Nashville, Tennessee and Fort Worth, Texas. The gross purchase price for the Nashville hotel was $8,103,000 and the gross purchase price for the Fort Worth hotel was $9,097,000.

The aggregate gross purchase price for these two hotels was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay $344,000, representing 2% of the aggregate gross purchase price for the recently purchased hotels, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent hotel purchases, we currently own a total of 20 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview

The two recently purchased hotels are owned by our wholly-owned subsidiaries. Each hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, purchasers, lessees and managers for our recently purchased hotels (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Purchaser/Lessor	Lessee	Manager (b)
Nashville, Tennessee	Homewood Suites	Apple Six Tennessee, L.P.	Apple Six Services Tennessee, L.P.	Promus Hotels, Inc.

Fort Worth, Texas	Homewood Suites	Apple Six Hospitality Texas, L.P.	Apple Six Services III, L.P.	Promus Hotels, Inc.

Note for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	The hotels were purchased from an affiliate of the manager.

We have no relationship or affiliation with the hotel sellers or the managers, except for the relationship resulting from our acquisitions, the management agreements and any related documents.

Proposed Contracts for 19 Hotels

We are reviewing a series of proposed contracts that may result in our ownership of 19 hotels. The aggregate gross purchase price would be approximately $139,681,500. The hotels are held by a total of 16 entities (14 limited liability companies and 2 corporations). These entities have substantial common ownership, but are not related to us.

The 19 hotels contain a total of 1,490 rooms/suites (including those expected for the three hotels under construction). Four of the hotels are in Georgia, seven are in Florida and eight are in Alabama. We expect that 17 of the hotels would have franchises with Marriott International, Inc. or one of its affiliates. These expected franchises include Courtyard by Marriott, Fairfield Inn, Residence Inn and SpringHill Suites. We also expect that the other 2 hotels would have franchises with Hilton Hotels Corporation, or one of its affiliates, in each case as a Hampton Inn & Suites.

The proposed contracts include separate purchase contracts for each of the 16 entities that hold the hotels, and a master contract that would apply to each of the separate purchase contracts. Under the proposed master contract, if we elect to terminate a purchase contract during our review period, we must terminate the other purchase contracts, unless the selling parties grant consent to a termination of less than all purchase contracts.

The purchase contracts contemplate that our indirect wholly-owned subsidiary, Apple Hospitality Ownership, Inc., would become the sole member, or sole shareholder, of each entity. If this occurs, we would become the owner of the 19 hotels by purchasing all of the entities that hold the hotels.

The purchase contracts also contemplate that we would assume existing loans secured by 10 of the hotels. The aggregate original principal balance for these loans was approximately $33,900,000 and the current principal balance is approximately $30,900,000. These loans have annual interest rates that range from 6.8% to 8.52% and have maturity dates that range from April 1, 2008 to January 11, 2013.

Although our negotiations have ended and the completion of the proposed contracts appears likely, there can be no assurance that we will enter into final binding contracts as described above. Furthermore, even if the contracts are completed, they would provide for review periods and various conditions to closing, many of which are currently unsatisfied. Accordingly, there can be no assurance that we will close on the purchase of all or any of the entities that hold the 19 hotels.

Proposed Contracts for 7 Hotels

We are reviewing a series of proposed contracts for our purchase of 7 hotels. The aggregate gross purchase price would be approximately $55,550,000. The hotels are held by 7 separate sellers, which have common ownership, but are not related to us.

The 7 hotels contain a total of 787 rooms/suites (including those expected for the one hotel under construction). Five of the hotels are in Texas and two of the hotels are in Arizona. We expect that 6 of the hotels would have franchises with Marriott International, Inc. or one of its affiliates. These expected franchises include Courtyard by Marriott, SpringHill Suites and TownePlace Suites. We also expect that the other hotel would have a franchise with Hilton Hotels Corporation, or one of its affiliates, as a Hilton Garden Inn.

The proposed contracts contemplate that our indirect wholly-owned subsidiaries would purchase the hotels. Although our negotiations have ended and the completion of the proposed contracts appears likely, there can be no assurance that we will enter into final binding contracts for the hotels. Furthermore, even if the contracts are completed, they would provide for review periods and various conditions to closing, many of which are currently unsatisfied. Accordingly, there can be no assurance that we will close on the purchase of all or any of the 7 hotels.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of the two recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Nashville, Tennessee	Homewood Suites	$779,372	May 24, 2005
Fort Worth, Texas	Homewood Suites	$809,668	May 24, 2005

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by the manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting guest rents for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

Each of the recently purchased hotels is franchised by Hilton Hotels Corporation or one of its affiliates, under a franchise license agreement between the franchisor and the applicable lessee (as specified in the previous section). Apple Six Hospitality, Inc. (our wholly-owned subsidiary) has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the franchise license agreement.

OUR PROPERTIES

Our hotels, including our recently purchased hotels, offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the two recently purchased hotels.

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Nashville, Tennessee	Homewood Suites	121	$8,103,000	$89-139	$6,969,100
Fort Worth, Texas	Homewood Suites	137	$9,097,000	$79-119	$7,979,300

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)

PART A		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001	2002	2003	2004	2005
Nashville, Tennessee	Homewood Suites	67%	73%	79%	79%	80%
Fort Worth, Texas	Homewood Suites	68%	69%	63%	68%	69%

PART B		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001	2002	2003	2004	2005
Nashville, Tennessee	Homewood Suites	$57	$58	$63	$66	$68
Fort Worth, Texas	Homewood Suites	52	53	51	54	55

Note for Table 2:

(a)	Operating information is presented for the last five years. For a hotel which opened within that period, the presentation begins with the opening year of the hotel. The Fort Worth hotel opened in May 2005. Results of operations for those periods before the effective date of our ownership were provided by the applicable seller or manager for such periods.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (b)	Real Property Tax
Nashville, Tennessee	Homewood Suites	2004	(a)	4.5800%	$103,878
Fort Worth, Texas	Homewood Suites	2004	(a)	3.1902%	160,705

Notes for Table 3:

(a)	Represents calendar year.
(b)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

CERTAIN LEGISLATIVE DEVELOPMENTS

On October 22, 2004, the American Jobs Creation Act was enacted into law. The legislation includes the following changes, among other things, that are relevant to us as a REIT:

•	As discussed above, we may not own more than 10% by vote or value of any one issuer’s securities, and the value of any one issuer’s securities we own may not exceed five percent of the value of our total assets. If we fail to meet any of these tests at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the new legislation, after the 30-day cure period, a REIT may dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations due to reasonable cause that are larger than this amount, the legislation permits the REIT to avoid disqualification as a REIT after the 30 day cure period by taking certain steps, including the disposition of sufficient assets within the six-month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and filing a schedule with the IRS that describes the non-qualifying assets.

•	The new legislation expands the safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value limitation discussed above.

•	The new legislation changes the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described above and makes certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The new legislation clarifies a rule regarding a REIT’s ability to enter into leases with its taxable REIT subsidiary.

•	The new legislation provides additional relief in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT if:

•	the violation is due to reasonable cause and not due to willful neglect;

•	we pay a penalty of $50,000 for each failure to satisfy the provision; and

•	the violation does not include a violation described in the first and third bullet points above. The new legislation clarifies that any income from a hedging transaction that is clearly and timely identified, including gain from the sale or disposition of such a financial instrument, will not constitute gross income for purposes of the 95% gross income test to the extent the financial instrument hedges indebtedness incurred or to be incurred to acquire or carry real estate assets.

•	The foregoing is a non-exhaustive list of changes applicable to REITs that are contained in the American Jobs Creation Act. The provisions contained in this legislation relating to the expansion of the securities safe harbor and a REIT’s ability to enter into leases with its taxable REIT subsidiaries would apply to taxable years beginning after December 31, 2000, and the remaining provisions described above generally would apply to taxable years beginning after October 22, 2004.

EXPERTS

Set forth below are the audited financial statements of Village Hotel, LLLP, as the prior owner of our hotel in Boulder, Colorado, which we purchased on May 9, 2005 (as previously reported in Supplement No. 10). These financial statements have been included herein in reliance on the report, also set forth below, of Keiter, Stephens, Hurst, Gary & Shreaves, P.C., an independent certified public accounting firm, and upon the authority of that firm as an expert in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Businesses Acquired

Village Hotel, LLLP (seller of Marriott hotel in Boulder, Colorado)

Report of Independent Auditors	F-2
Balance Sheet – December 31, 2004	F-3
Statement of Operations – Year ended December 31, 2004	F-4
Statement of Changes in Partners’ Deficit – Year ended December 31, 2004	F-5
Statement of Cash Flows – Year ended December 31, 2004	F-6
Notes to Financial Statements	F-7

Balance Sheet – March 31, 2005 (unaudited)	F-10
Statements of Operations – Three months ended March 31, 2004 and 2005 (unaudited)	F-11
Statements of Cash Flows – Three months ended March 31, 2004 and 2005 (unaudited)	F-12

Pro Forma Financial Information

Apple REIT Six, Inc.

Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2005 (unaudited)	F-13
Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited)	F-14
Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2004 and the three months ended March 31, 2005 (unaudited)	F-15
Notes to Pro Forma Condensed Consolidated Statements of Operations (unaudited)	F-16

Report of Independent Accountants

To the Board of Directors

Apple Six Hospitality, Inc.

Richmond, Virginia:

We have audited the accompanying balance sheet of Village Hotel, LLLP (the “Partnership”) as of December 31, 2004, and the related statements of operations, changes in partners’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

April 16, 2005

VILLAGE HOTEL, LLLP

BALANCE SHEET

DECEMBER 31, 2004

Assets
Investment in hotel and retail space, net	$14,573,933
Cash and cash equivalents	554,075
Escrow deposits	705,736
Accounts receivable, trade	128,297
Loan and lease origination fees, net	154,714
Other assets	56,631

Total assets	$16,173,386

Liabilities and Partners’ Deficit
Liabilities:
Mortgage note payable	$15,795,110
Accounts payable and accrued expenses	714,793
Due to related party	44,078
Other liabilities	17,782

Total liabilities	16,571,763

Partners’ deficit	(398,377)

Total liabilities and partners’ deficit	$16,173,386

See accompanying notes to financial statements.

VILLAGE HOTEL, LLLP

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenues:
Rooms	$5,527,418
Food and beverage	1,158,122
Rental of retail space	447,500
Common area maintenance and property taxes	166,635
Other	183,783

Total revenues	7,483,458

Operating expenses:
Rooms	1,165,664
Food and beverage	969,088
Hotel administration	525,968
Sales and marketing	446,765
Utilities	260,205
Repairs and maintenance	340,957
Management and royalty fees	1,074,045
Property taxes and insurance	377,797
Depreciation and amortization	533,421
General and administrative	178,509

Total operating expenses	5,872,419

Operating income	1,611,039
Other income (expense):
Interest expense	(1,231,128)
Write-off of tenant improvements	(77,978)
Interest income	4,504

Total other expense	(1,304,602)

Net income	$306,437

See accompanying notes to financial statements.

VILLAGE HOTEL, LLLP

STATEMENT OF CHANGES IN PARTNERS’ DEFICIT

YEAR ENDED DECEMBER 31, 2004

Balance, December 31, 2003	$(605,315)
Net income	306,437
Distributions	(99,499)

Balance, December 31, 2004	$(398,377)

See accompanying notes to financial statements.

VILLAGE HOTEL, LLLP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:
Net income	$306,437
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	533,421
Loss on disposal of leasehold improvements	77,978
Changes in operating assets and liabilities:
Escrow deposits	(99,705)
Accounts receivable, trade	28,235
Other assets	(10,991)
Accounts payable and accrued expenses	(61,926)
Due to related party	35,938
Other liabilities	(11,000)

NET CASH PROVIDED BY OPERATING ACTIVITIES	798,387

Cash flows from investing activities:
Purchases of property and equipment	(745,797)

Cash flows from financing activities:
Repayment of note payable	(388,678)
Partner distributions	(59,199)

Net cash used in financing activities	(447,877)

Net decrease in cash and cash equivalents	(395,287)
Cash and cash equivalents, beginning of year	949,362

Cash and cash equivalents, end of year	$554,075

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,233,665

Noncash transaction—distribution of property to general partner	$40,300

See accompanying notes to financial statements.

VILLAGE HOTEL, LLLP

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies:

Description of Business: Village Hotel, LLLP (the “Partnership”) is a Colorado limited liability limited partnership which was formed In March 1996, for the purpose of developing, owning, and operating a 157-room Marriot Hotel in Boulder, Colorado (the “Hotel”), and developing, owning, and leasing certain other retail property located in close proximity to the Hotel. The Hotel is managed by White Lodging Services Corporation and operates under a franchise agreement with Marriot International, Inc. (“Marriott”). The Hotel commenced operations in May 1997, when the construction was completed.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Hotel and Retail Space: Investment in hotel and retail space is stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by straight line and accelerated methods over the estimated life of the related asset. Repairs and maintenance are charged to expense as incurred. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Cash and Cash Equivalents: The Partnership considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

In accordance with the franchise agreement with Marriott, the Partnership is required to fund a restricted cash account for certain replacements and repairs of the Partnership’s furniture and equipment. In accordance with the franchise agreement, the Partnership is required to deposit an amount equal to four percent of the gross Hotel revenues to the restricted cash account during 2004, with the required deposits increasing to five percent of gross Hotel revenues in May 2007 through the remaining term of the franchise agreement. Withdrawals from the restricted cash account must be made in accordance with the franchise agreement and are subject to the approval of Marriott. An amount of $60,552 was held in this account at December 31, 2004.

Escrow Deposits: Escrow deposits are maintained under the control of the mortgage noteholder for the benefit of the Hotel.

Allowance for Doubtful Accounts: The Partnership uses the reserve method of accounting for doubtful accounts. At December 31, 2004, all accounts were considered collectible.

Concentration of Credit Risks: The Partnership maintains its cash balances in multiple financial institutions and regularly has cash balances in excess of federally insured limits.

Loan and Lease Origination Fees: The costs of obtaining permanent loan financing are capitalized and amortized over 15 years by a method that approximates the effective interest method. Fees paid to a broker at the inception of a lease are capitalized and amortized over the term of the related lease agreement. Accumulated amortization was $146,744 at December 31, 2004, and $19,439 was expensed for the year then ended.

Impairment of Long-Lived Assets: The Partnership reviews the carrying value of its tangible and intangible assets whenever significant events or changes in circumstances occur that might impair the recovery of these costs. Recovery is evaluated by measuring the carrying value of the assets against the associated future estimated undiscounted cash flows.

VILLAGE HOTEL, LLLP

NOTES TO FINANCIAL STATEMENTS—(Continued)

Revenue Recognition: Revenue from rental of guest rooms and meeting rooms is recognized upon the date in which the room is occupied, while revenue for food and beverage and other income is recognized upon fulfillment of the service or consummation of the purchase, as applicable. Rental income from operating leases is amortized over periods in which the Partnership’s benefits in the leased property are depleted.

Advertising and Promotion Costs: Advertising and promotion costs are charged to operations as incurred and amounted to $446,765 for 2004.

Income Taxes: No provision for federal or state income taxes has been included in the financial statements since taxable income or loss of the Partnership is required to be reported by the partners on their income tax returns.

2.	Investment in Hotel and Retail Space:

Investment in hotel and retail space at year-end consisted of:

Land	$2,913,114
Buildings and Improvements	14,800,237
Furnishings and equipment	1,706,317

At cost	19,419,668
Less accumulated depreciation	(4,845,735)

Investment in hotel and retail space, net	$14,573,933

Depreciation expense totaled $513,982 for 2004.

3.	Mortgage Note Payable:

The mortgage note payable was executed in November 1997, for an original amount of $18,000,000. The mortgage note calls for an amortization period of 25 years with a stated interest rate of 7.58% for the first 15 years of the note to October 2012, and increasing to a rate of 10.58% thereafter. Principal and interest are to be paid in monthly installments of $135,195 during the first 15 years of the note. The loan contains a mandatory debt service provision after October 2012 that requires excess cash (as defined in the mortgage note agreement) be applied to the principal balance of the mortgage note. The principal balance of the note may be prepaid, but incurs a prepayment penalty, ranging from one to five percent of the outstanding principal balance, until November 2012. The note is secured by the investment in hotel and retail space.

Scheduled maturities of the mortgage note payable at December 31, 2004 are as follows:

2005	$423,220
2006	456,916
2007	493,295
2008	529,372
2009	574,718
Thereafter	13,317,589

$15,795,110

VILLAGE HOTEL, LLLP

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.	Management and Franchise Agreements:

The Hotel is currently managed by White Lodging Services Corporation pursuant to a management agreement, which provides for the Partnership to pay a management fee equal to ten percent of the House Profit (as defined in the management agreement). The total fees incurred under the management agreement totaled $276,277 for 2004.

The Hotel currently operates under a franchise agreement with Marriott. Under the terms of the agreement, the Partnership is to pay Marriott a franchise fee equal to six percent of gross room sales, three percent of the gross food and beverage sales, and an advertising and marketing fee equal to one percent of gross room sales. The total franchise fees incurred under the franchise agreement during 2004 were $421,441, of which $55,274 was included in sales and marketing expense.

5.	Lease Income:

The Partnership has entered into various agreements to lease its retail space. The agreements are accounted for as operating leases and expire at various dates through 2013. Several of the leases contain renewal options at the tenant’s election and provide for incremental increases based upon the consumer price index. Certain other charges for common area maintenance, taxes and insurance are allocated among the tenants and paid to the Partnership. The following is a schedule of future minimum rentals of noncancelable operating leases at December 31, 2004:

2005	$437,756
2006	328,867
2007	288,491
2008	275,890
2009	265,390
Thereafter	292,500

$1,888,894

6.	Related Party Transactions:

The Hotel paid fees totaling $431,601 to one of the limited partners during 2004 for administrative and accounting services provided on behalf of the Partnership.

Included in the 2004 additions to investment in hotel and retail space is $74,187 for labor, which was charged by a related party in connection with certain improvements to the Hotel’s property.

At December 31, 2004, $44,078 was due to White Lodging Services Corporation.

7.	Subsequent Events:

The Partnership has entered into an agreement with Apple Six Hospitality, Inc. to sell substantially all of the Partnership’s assets for a gross purchase price of $30 million. The sale is scheduled to close in 2005.

VILLAGE HOTEL, LLLP

Balance Sheet

March 31, 2005

(Unaudited)

Assets
Investment in hotel and retail space, net of accumulated depreciation of $4,909,995	$14,532,124
Cash and cash equivalents	520,180
Escrow deposits	640,676
Accounts receivable, trade	83,927
Loan and lease origination fees, net	151,474
Other assets	34,709

Total assets	$15,963,090

Liabilities and Partner’s Deficit
Liabilities:
Mortgage note payable	$15,688,253
Accounts payable and accrued expenses	603,552
Due to related party	41,135
Other liabilities	17,783

Total liabilities	16,350,723

Partners’ deficit	(387,633)

Total liabilities and partners’ deficit	$15,963,090

VILLAGE HOTEL, LLLP

Statements of Operations (Unaudited)

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revenues:
Rooms	$1,131,768	$990,728
Food and beverage	290,904	195,186
Rental of retail space	120,224	114,084
Common area maintenance and property taxes	66,304	83,482
Other	34,990	33,715

Total revenues	1,644,190	1,417,195

Operating expenses:
Rooms	269,681	236,025
Food and beverage	240,448	172,639
Hotel administration	24,940	19,835
Sales and marketing	182,733	158,397
Utilities	61,608	50,976
Repairs and maintenance	73,021	51,581
Management and royalty fees	153,339	124,307
Property taxes and insurance	63,866	99,526
Depreciation and amortization	67,499	109,513
General and administrative	199,529	151,852

Total operating expenses	1,336,664	1,174,651

Operating income	307,526	242,544
Other income (expense)
Interest expense	(298,728)	(203,900)
Interest income	1,946	418

Total other expense	(296,782)	(203,482)

Net income	$10,744	$39,062

VILLAGE HOTEL, LLLP

Statements of Cash Flows (Unaudited)

	Three months ended March 31, 2005	Three months ended March 31, 2004
Cash flows from operating activities:
Net income	$10,744	$39,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67,499	109,513
Changes in operating assets and liabilities:
Escrow Deposits	65,059	(102,478)
Accounts receivable, trade	44,370	77,516
Other assets	21,922	19,283
Accounts payable and accrued expenses	(85,345)	168,373
Due to related parties	(28,836)	19,635
Other liabilities	—	(11,000)

Net cash provided by operating activities	95,413	319,904

Cash flows used in investing activities:
Purchase of property and equipment	(22,450)	(491,691)

Cash flows used in financing activities:
Repayment of note payable	(106,858)	(96,050)

Net decrease in cash and cash equivalents	(33,895)	(267,837)
Cash and cash equivalents, beginning of year	554,075	949,362

Cash and cash equivalents, end of year	$520,180	$681,525

Apple REIT Six, Inc.

Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2005 (unaudited)

(in thousands)

The following unaudited Pro Forma Condensed Consolidated Balance Sheet of Apple REIT Six, Inc. (“AR6”) gives effect to the purchase of a full service Marriott in Boulder, Colorado for a gross purchase price of $30,000,000, purchased on May 9, 2005 and the purchase of a Hampton Inn in Foothill Ranch, California for a gross purchase price of $7,400,000, purchased on April 21, 2005.

This pro forma Balance Sheet also assumes all of the hotels had been leased to our wholly owned taxable REIT subsidiaries pursuant to master hotel lease arrangements. The hotels acquired will be managed by affiliates of Stonebridge Realty Advisors, Inc. or White Lodging Services Corporation under separate management agreements.

Such pro forma information is based in part upon the historical Consolidated Balance Sheet of AR6 and the historical balance sheets of the hotels. The following unaudited Pro Forma Condensed Consolidated Balance Sheet of AR6 is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of March 31, 2005, nor does it purport to represent the future financial position of AR6.

The unaudited pro forma condensed consolidated balance sheets should be read in conjunction with, and are qualified in their entirety by, the historical consolidated balance sheets of the acquired hotels included in this prospectus.

Balance Sheet as of March 31, 2005 (unaudited)

(in thousands)

	Company Historical Balance Sheet	Boulder Marriott	Hampton Inn Foothill Ranch, CA	Pro forma Adjustments		Total Pro forma
ASSETS
Investment in hotel properties, net	$223,900	$14,532	$3,645	$38,091	(A)	$261,992
				(18,176	)(B)
Cash and cash equivalents	210,213	520	240	(34,752	)(C),(F)	176,221
Restricted cash-furniture, fixtures and equipment escrow	4,320	641	286	(159	)(C),(G)	5,088
Other assets	5,108	270	249	(509	)(C),(G)	5,118

Total Assets	$443,541	$15,963	$4,420	$(15,505)		$448,419

LIABILITIES and SHAREHOLDERS’ EQUITY
Liabilities
Mortgage notes payable	$12,041	$15,688	$6,407	$(22,095	)(D)	$16,543
				4,502	(H)
Accounts payable and accrued expenses	390	663	102	(389	)(D),(G)	766

Total Liabilities	12,431	16,351	6,509	(17,982)		17,309

Shareholders’ equity (deficit)	—	(388)	(2,089)	2,477	(E)	—
Class B Convertible Stock, no par value, authorized 240,000 shares	24	—		—		24
Common stock, no par value, authorized 200,000,000 shares	444,530	—		—		444,530
Distribution greater than net income	(13,444)	—		—		(13,444)

Total Shareholders’ Equity	431,110	(388)	(2,089)	2,480		431,110

Total Liabilities and Shareholders’ Equity	$443,541	$15,963	$4,420	$(15,505)		$448,419

Apple REIT Six, Inc.

Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2005 (unaudited)

Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited)

(A)	Total purchase price for the properties purchased after March 31, 2005 consists of the following. Purchase price allocation is preliminary and subject to change.

	Boulder Marriott	Hampton Inn Foothill Ranch, CA	Total combined
Purchase price per contract	$30,000	$7,400	$37,400
Escrows and other assets assumed	—	(289)	(289)
Acquisition fee payable to Apple Six Realty Group (2%)	600	148	748
Additional estimated closing costs	140	92	232

Investment in hotel properties	30,740	7,351	38,091
Escrows and other assets acquired	54	714	768
Liabilities assumed	(255)	(4,502)	(4,757)
Real estate and property taxes	(121)	11	(110)

Total purchase price	$30,418	$3,574	$33,992	(F)

(B)	Represents elimination of historical net carrying value of real estate under prior owner.

(C)	Represents elimination of assets associated with prior owner.

(D)	Represents elimination of liabilities associated with prior owner.

(E)	Represents elimination of shareholders’ equity associated with the prior owner.

(F)	Represents the reduction of cash and cash equivalents by the amount required to fund the two acquisitions.

(G)	Represents assumption of certain escrows and other assets in the amount of $779,000 and certain liabilities in the amount of $376,000.

(H)	Represents debt assumed as part of the Hampton Inn Foothill Ranch acquisition.

Apple REIT Six, Inc.

Pro Forma Condensed Consolidated Statements of Operations (unaudited)

For the year ended December 31, 2004 and the three months ended March 31, 2005

(in thousands)

The following unaudited Pro Forma Condensed Consolidated Statement of Operations of Apple REIT Six, Inc. (“AR6”) gives effect to the purchase of a Springhill Suites by Marriott in Fort Worth, Texas for a gross purchase price of $13,340,000, purchased on May 28, 2004, the purchase of a Courtyard by Marriott in Myrtle Beach, SC for a gross purchase price of $9.2 million, purchased on June 8, 2004, the purchase of a full service Marriott in Redmond, Washington for a gross purchase price of $64 million, purchased on July 7, 2004 and the purchase of a full service Marriott in Boulder, Colorado for a gross purchase price of $30,000,000, purchased on May 9, 2005 . The Pro Forma also gives effect to the purchase of one Springhill Suites by Marriott located in Arcadia, California; three Hilton Garden Inn's located in Arcadia, California, Anchorage, Alaska, and Lake Forest, California; five Hampton Inn by Hilton hotels located in Lakewood, California, Phoenix, Arizona, Foothill Ranch, California, Glendale, Colorado, and Anchorage, Alaska; and one Homewood Suites by Hilton hotel located in Anchorage, Alaska, collectively referred to as the “Stonebridge Portfolio”. Eight of the hotels closed on October 12, 2004. The Hampton Inn, Anchorage was purchased on 03/14/2005 and the Hampton Inn Foothill Ranch was purchased on 04/21/2005 The gross purchase price for the Stonebridge Portfolio was $114.5 million.

This pro forma Statement of Operations also assumes all of the hotels had been leased to our wholly owned taxable REIT subsidiaries pursuant to master hotel lease arrangements. The hotels acquired will be managed by affiliates of Marriott International, Inc., Stonebridge Realty Advisors, Inc. or White Lodging Services Corporation under separate management agreements.

Such pro forma information is based in part upon the historical Consolidated Statement of Operations of AR6 and the historical Statement of Operations of the hotels.

The following unaudited Pro Forma Condensed Consolidated Statement of Operations of AR6 is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of January 1, 2004, nor does it purport to represent the future financial position of AR6.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with, and are qualified in their entirety by, the historical consolidated statement of operations of the acquired hotels included in this prospectus.

For the year ended December 31, 2004 (unaudited)

	Company Historical Statement of Operations (A)	Springhill Suites by Marriott Ft. Worth (A)	Courtyard by Marriott Myrtle Beach (A)	Marriott Town Center Redmond (A)	Stonebridge Portfolio (A)	Marriott Boulder (A)	Pro forma Adjustments		Total Pro forma
Revenue:
Suite revenue	$12,092	$—	$877	$—	$22,495	$5,527	$—		$40,991
Other operating revenue	2,343	—	73	—	1,293	1,957	—		5,666

Total revenue	14,435	—	950	—	23,788	7,484	—		46,657
Expenses:
Operating expenses	9,247	—	412	—	11,820	3,709	—		25,188
General and administrative	1,210	18	83	212	317	179	329	(B)	2,348
Management fees	503	—	67	—	1,275	1,074	—		2,919
Taxes, insurance and other	663	—	64	—	1,174	456	(78	)(H)	2,279
Depreciation of real estate owned	1,881	—	—	—	2,801	533	(197	)(C),(D)	5,018
Interest, net	(328)	—	—	—	3,185	1,226	(2,908	)(E)	1,175

Total expenses	13,176	18	626	212	20,572	7,177	(2,854)		38,927
Income tax expense	—	—	—	—	—	—	—	(G)	—

Net income (loss)	$1,259	$(18)	$324	$(212)	$3,216	$307	$2,854		$7,730

Earnings per common share:
Basic and diluted	$0.10								$0.40

Basic and diluted weighted average common shares outstanding	12,300						7,262	(F)	19,562

Apple REIT Six, Inc.

Pro Forma Condensed Consolidated Statements of Operations (unaudited)

For the year ended December 31, 2004 and the three months ended March 31, 2005

(in thousands)

For the three months ended March 31, 2005 (unaudited)

	Company Historical Statement of Operations (A)	Stonebridge Portfolio (A)	Marriott Boulder (A)	Pro forma Adjustments		Total Pro Forma
Revenue:
Suite revenue	$10,222	$830	$1,132	$—		$12,184
Other operating revenue	1,685	21	512	—		2,218

Total revenue	11,907	851	1,644	—		14,402
Expenses:
Operating expenses	6,470	549	853	—		7,872
General and administrative	523	20	200	—		743
Management fees	391	45	153	—		589
Taxes, insurance and other	597	84	64	—		745
Depreciation of real estate owned	1,299	103	67	135	(C),(D)	1,604
Interest, net	(484)	162	296	(127	)(E)	(153)

Total expenses	8,796	963	1,633	8		11,400
Income tax expense	—	—	—	—	(G)	—

Net income (loss)	$3,111	$(112)	$11	$(8)		$3,002

Earnings per common share:
Basic and diluted	$0.08					$0.08

Basic and diluted weighted average common shares outstanding	38,960					38,960

Notes to Pro Forma Condensed Consolidated Statements of Operations (unaudited):

(A)	Represents results of operations for the hotels acquired on a pro forma basis as if the hotels were owned by the Company at January 1, 2004 and for the respective periods prior to acquisition by the Company in 2004 and 2005. Additionally, 4 properties began operations in 2004 and therefore had limited historical operational activity. The properties and their respective opening dates were as follows: Homewood Suites, Anchorage—03/09/2004, Hilton Garden Inn, Lake Forest—3/31/2004 Springhill Suites, Ft. Worth—05/28/2004, Marriott, Redmond—6/19/2004

(B)	Represents the advisory fee of .10% of accumulated capital contributions under the "best efforts" offering for the period of time not owned by the Company plus anticipated legal and accounting fees, and other costs associated with being a public company.

(C)	Represents the elimination of historical depreciation and amortization expense of the acquired properties.

Apple REIT Six, Inc.

Pro Forma Condensed Consolidated Statements of Operations (unaudited)

For the year ended December 31, 2004 and the three months ended March 31, 2005

(in thousands)

(D)	Represents the depreciation on the hotels acquired based on the purchase price allocation to depreciable property and the dates the hotels began operations, broken out as follows:

The weighted average lives of the depreciable assets are 39 years for building and 7 years for FF&E. The estimated useful lives are based on management's knowledge of the properties and the hotel industry in general.

Year ended December 31, 2004	Ft. Worth SHS	Myrtle Beach CY	Marriott Town Center Redmond	Stonebridge Portfolio	Marriott Boulder	Total
Depreciation	$—	$120	$—	$2,224	$793	$3,137

						$3,137

Three months ended March 31, 2005
Depreciation	$—	$—	$—	$106	$199	$305

						$305

(E)	Represents elimination of interest income on cash used to fund acquisitions as well as interest expense related to prior the owner's debt, which was not assumed.

(F)	Represents the weighted average number of shares required to be issued to generate the purchase price of each hotel. The calculation assumes all properties were acquired on the later of January 1, 2004 or the date the hotel opened.

(G)	Estimated income tax expense of our wholly owned taxable REIT subsidiary is zero based on the contractual agreements put in place between the Company and our lessee based on a combined rate of 40%. Based on the terms of the lease agreements our taxable subsidiary would have incurred a loss during these periods. No operating loss benefit has been recorded as realization is not certain.

(H)	Represents elimination of a non-recurring expense related to prior owner.